          THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 18

                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 1999

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)

                         19-2, NISHI-SHINJUKU 3-CHOME
                       SHINJUKU-KU, TOKYO 163-19, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X        Form 40-F  ___
                                ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes  ___       No   X
                                                ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

ANNOUNCEMENT OF FINANCIAL RESULTS FOR FISCAL YEAR ENDED MARCH 31, 1999

       On May 26, 1999, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan information as to the registrant's financial condition and results of operations at and for the fiscal year ended March 31, 1998. Attached hereto is a copy of a press release dated May 26, 1999 pertaining to such financial condition and results of operations, as well as forecasts for the registrant's operations for the fiscal year ending March 31, 2000. The financial information included in the press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information to be included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 1999, which information will be prepared on the basis of accounting principles generally accepted in the United States.

       The earning projections for the fiscal year ending March 31, 2000 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

       The registrant's earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

       No assurance can be given that the registrant's actual results will not vary significantly from the projected earnings.

                                   SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              NIPPON TELEGRAPH AND TELEPHONE
                                CORPORATION



                              By /s/ Kazuto Tsubouchi
                                 ---------------------------------
                                 Name:  Kazuto Tsubouchi
                                 Title: Senior Manager
                                        Department V
                                        NTT-Holding Provisional
                                        Headquarters

Date: May 26, 1999

                 [LETTERHEAD OF NTT NEWS RELEASE APPEARS HERE]

                                                                    May 26, 1999

FOR IMMEDIATE RELEASE

                        NTT Announces Financial Results
                     for Fiscal Year Ended March 31, 1999

Nippon Telegraph and Telephone Corporation (NTT) announced today the nonconsolidated financial results for its fiscal year ended March 31, 1999. Operating revenues decreased 2.9% from the previous fiscal year to 6,137 billion yen, recurring profit dropped 33.4% to 237.3 billion yen, and net income soared 118.6% to 386.2 billion yen. The substantial increase in net income was due largely to a profit of 823.9 billion yen realized through NTT's sale of partial holdings in NTT Mobile Communications Network Inc. (NTT DoCoMo), a former wholly owned subsidiary that was listed on the first section of the Tokyo Stock Exchange in October 1998.

On a consolidated basis, the group posted operating revenues of 9,729.6 billion yen, a 3.0% increase from the previous fiscal year, recurring profit of 648.6 billion yen, a 8.0% increase, and net income of 602.6 billion yen, a 107.9% increase.

The Japanese economy remained stagnant, with capital investment down sharply and other factors showing no sign of significant improvement, although there were indications of recovery in certain areas of consumer spending and residential construction towards the end of the year.

The telecommunications market entered a new era of full-scale competition in services, both domestic and international. Competition in domestic services included local as well as long-distance markets. Also, foreign companies began to operate in the domestic market on a full-fledged basis.

Cross-border and cross-business competition took place on a dramatic scale, as increases in inter-LAN communications and Internet users around the world fueled expectations of the growth potential in computer-based communications.

NTT, operating on a strong base of highly advanced digitized networks, strengthened its competitiveness and developed its international business by introducing new discount services, further developing and opening up the information market through the expansion of its optical fiber access networks according to market demand, and the development of services for computer-based telecommunications such as the Internet.

NTT enriched its Open Computer Network (OCN) service menu. It introduced "Super OCN" a secure, high-quality service designed for high-traffic Internet users such as universities and corporations, and "OCN Dial-Access Long" for Internet dial-up access by users who are on-line for extended periods of time. "Digital Access 1500" was added to existing services that provide easy-to-operate, low-cost leased lines for short and medium distances. "Digital Reach" was introduced for medium- to long-distance leased-line services.

The "Telesse" desktop multimedia telephone was launched for people who want simplified access to the Internet, thereby creating new demand for on-line communications between homes and offices.

Competitiveness was further strengthened by the introduction of new discount services. "Time Plus," launched in selected markets in February 1998, was made available nationwide. New service plans were added for "TeleChoice." NTT made INS services more flexible with "INS Area Plus," which enables users to pay a fixed fee to access the INS at distances of up to 20 kms for (Yen) 10 for 3 minutes ((Yen) 10 for 4 minutes during late night and early morning periods). "INS Time Plus" is a new plan that offers local dialing at the rate of (Yen) 10 for 5 minutes ((Yen) 10 for 7 minutes during late night and early morning periods).

The popularity of these new services enabled NTT to realize steadily rising profits with its ISDN and other information networks.

The NTT group worked to expand the market for its global services. NTT subsidiaries began providing Arcstar-brand services in September 1997 as a lead-up to full-scale participation in the international field following NTT's reorganization in July 1999. Arcstar services were extended to 16 countries and areas to meet the expanding telecom needs of individuals and corporations operating in the global environment. NTT America Inc., NTT's wholly-owned subsidiary, formed a strategic investment and business alliance with Verio Inc., a U.S.-based Internet service provider. It also began providing the Arcstar Internet service for corporate customers in the U.S. through its wholly owned subsidiary. NTT Worldwide Network Corporation became a signatory in the Japan-U.S. Cable Network Construction and Maintenance Agreement to help meet increasing demand for telecommunications in the greater Asia-Pacific region.

NTT developed its global business with a focus on Asia. StarHub, a consortium formed by British Telecom, two Singaporean firms and NTT, received licenses to provide basic telecommunications service and cellular mobile telephone services in Singapore. Preparations were made for launching these services in April 2000. NTT also established Beijing Telecom NTT Engineering Co., Ltd., a joint-venture company with Beijing Telecommunications Administration, and began providing system integration services, mainly in Beijing, shortly thereafter.

Personnel were reorganized to operate more efficiently and to expand into new business fields. NTT finished outsourcing all directory assistance operations in September 1998. In December 1998, NTT established NTT Directory Services Co. to produce telephone books and handle information assistance operations, as well as to expand and develop business opportunities for telephone number information. In January 1999, NTT Infrastructure Network Corporation was set up to concentrate technical know-how for more effective operation of basic facilities.

NTT continued to carry out research and development (R&D) and capital investment aimed at the establishment of advanced telecommunications networks early in the 21st century, as well as the provision of high-quality telecommunications services to underpin socio-economic activity.

Recognizing the importance of reinforcing the company's business performance and financial performance as well as pursuing shareholders' interests over the long term, NTT intends to pay fair dividends to shareholders, balanced with the need for internal reserves. Based on this policy, NTT will pay a year-end dividend of 2,500 (Yen) per share, which, combined with the special dividend of 5,000 (Yen) due to the listing of NTT DoCoMo and the interim dividend of 2,500
(Yen), brings the annual dividend to 10,000 (Yen) per share.

Internal reserves will be used for future operations, including R&D and capital expenditure for telecommunications networks, and to strengthen the corporation's financial performance.

For the current fiscal year that will end on March 31, 2000, NTT forecasts non-consolidated operating revenue of 1,701 billion yen, recurring profit of 93 billion yen and net income of 77 billion yen. On a consolidated basis, NTT forecasts operating revenue of 10,236 billion yen, recurring profit of 713 billion yen and net income of -133 billion yen.

After adjusting the cumulative effect of a change in accounting principle for income tax, net change in Retained earnings for the fiscal year ending March 31, 2000 will increase 477 billion yen.

All financial information stated in this release has been prepared on the basis of Japanese accounting principles.



MILLENNIUM BUG (Y2K) PROBLEM

Compliance Status

(1) Policy

NTT, having responsibility for much of Japan's telecommunications infrastructure and recognizing the Y2K problem to be a crucial managerial issue, has taken great precautions in implementing Y2K countermeasures to ensure that telecommunications services continue on a stable, uninterrupted basis.

(2) Organization

NTT began implementing measures to handle the Y2K problem, such as evaluating internal systems, as early as March 1995, then launched a project to deal with the problem among all group companies in November of the same year. A project to deal with Y2K problems in systems sold to NTT customers was started in December 1997.

NTT, as part of the preparations for its reorganization in July 1999, made large-scale changes in its systems and organizational structure, including dividing the company into four provisional headquarters, each of which was given a Y2K Compliance Committee. The Solution for System Crisis (SOS) Committee coordinated Y2K measures among the headquarters and ensured that efforts continued unabated after the headquarters were set up.

(3) Compliance Status

NTT's computer system that makes up its telecommunications services is divided into two, the node system for network equipment, and business and customer support systems for billing, network design and management.

(a) Node systems (network equipment)

    NTT's network systems for telecommunication services use a four-digit date format. Interconnections, transmissions and switching do not, moreover, involve date-based data processing, so NTT anticipates no obstruction of communications in these systems. Tests conducted with the systems, now completed, revealed no problem.

    Since date-sensitive information, such as accounts clearing, is not exchanged between NTT and other telecommunications companies, there should be no connection problem with such services.

    Some video transmission services that use two-digit as well as four-digit date formats needed to be modified. This work has been completed.

    Manufacturers who have provided NTT with systems for network services, such as toll-free services, have been asked to make necessary compliance modifications in their hardware and/or operating systems by the end of June 1999.

(b)  Business and Customer Support Systems

     NTT aims to complete Y2K required modifications of business and customer support systems by the end of June 1999, in conjunction with work being carried out for the NTT reorganization.

     The breakdown of Y2K compliance work for key systems, including node, business and customer support systems as of December 1998 was:

          Systems requiring modification:                        38%
          Systems not requiring modification:                    37%
          Systems being discontinued or upgraded:                25%

     Among the above, the compliance status of NTT-designated "crucial" systems as of March 1999 was:

          Completed modifications for node systems:              92%
          Completed modifications for support systems:           85%
          Completed simulation tests for node systems:           81%
          Completed simulation tests for support systems:        66%

(c) In the future, to further ensure that NTT is fully ready to provide stable, reliable service in the coming millennium, the corporation is considering conducting simulated interconnections with other telecom carriers and general companies and commissioning outside personnel to conduct audits.

Expenses for Y2K Measures

NTT has been promoting the digitization of networks since the 1980s and uses the four-digit date format for switches. In 1992, NTT adopted a four-digit date format for its internal business and customer support systems. NTT has made capital investment for new developments with respect to the Y2K problem.

The estimated cumulative cost for all Y2K modifications made to existing systems is 4 billion yen. These expenses are being treated as special development costs as part of NTT's reorganization.

Following the reorganization in July 1999, expenses will be allocated as ongoing maintenance and repairs, or development costs.

Contingency Plan

As a provider of telecommunications infrastructure, NTT has always had contingency systems and procedures in place to handle disasters, such as earthquakes. In addition, NTT has always given high priority to designing vital equipment and key operational systems with high reliability for customer support and telecommunications services.

Since the date and time of Y2K problems can be accurately predicted, unlike general disasters, it is possible to prepare for the problem and take necessary precautions based on the level of estimated danger. In accordance with the government's Y2K action plan, NTT is preparing its own Y2K contingency plans based on existing contingency plans and procedures, but with special consideration of the unique factors characteristic to this problem. These contingency plans will be completed by the end of June 1999.

After the reorganization in July 1999, each newly formed company will develop its own contingency plans and specific preparedness systems, encompassing everything from customer support to vendors. These plans will continue to be implemented until April 2000.


                                  #    #    #


For further information, please contact:


     Tomoyoshi Kosugi or Kenya Nakatsuka
     NTT Public Relations
     Telephone: (03) 3509-3101
     e-mail: k.nakatsuka@hco.ntt.co.jp

Attachment 1

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                        NON-CONSOLIDATED BALANCE SHEET
                        ------------------------------
                  (Based on Japanese Accounting Principles)

                                                     March 31, 1998         March 31, 1999
                                                     --------------        ---------------
                                                        Millions       Millions         Millions
ASSETS                                                   of Yen         of Yen           of US$
------                                                   ------         ------           ------
FIXED ASSETS                                          9,404,747         9,361,082         78,009
CURRENT ASSETS                                        1,433,898         2,106,312         17,552

TOTAL ASSETS                                         10,838,646        11,467,394         95,561
                                                    ===========       ===========        =======

LIABILITIES
-----------

LONG-TERM LIABILITIES:

     Long-term debt                                   2,315,090         2,218,977         18,491
     Liability for employees' severance payments      2,059,139         2,030,752         16,922
     Other                                               74,916            19,444            162
     Total long-term liabilities                      4,449,146         4,269,174         35,576
                                                    -----------       -----------        -------

CURRENT LIABILITIES:

     Current portion of long-term debt                  403,823           447,562          3,729
     Accounts payable, trade                            520,734           699,936          5,832
     Accrued taxes on income                             30,122           425,924          3,549
     Other                                              833,685           717,208          5,976
     Total current liabilities.                       1,788,365         2,290,631         19,088
                                                    -----------       -----------        -------

TOTAL LIABILITIES                                     6,237,512         6,559,806         54,665
                                                    -----------       -----------        -------

SHAREHOLDERS' EQUITY
--------------------

     Common stock                                       795,600           795,600          6,630
     Additional paid-in capital                       2,530,476         2,530,476         21,087
     Legal reserve                                       99,477           107,453            895
     Special depreciation reserve                        59,507            64,196            534
     General reserves                                   895,000           895,000          7,458
     Unappropriated retained earnings                   221,072           514,861          4,290

TOTAL SHAREHOLDERS' EQUITY                            4,601,133         4,907,588         40,896
                                                    -----------       -----------        -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           10,838,646        11,467,394         95,561
                                                    ===========       ===========        =======

Note: Yen amounts have been translated, for convenience only, at Y120 =
      US$1.00, the approximate exchange rate on March 31 1999. Factors are rounded down.

Attachment 2


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                   ------------------------------------------
                     NON-CONSOLIDATED STATEMENTS OF INCOME
                     -------------------------------------
                   (Based on Japanese Accounting Principles)

                                              Fiscal Year Ended March 31
                                            ------------------------------
                                          1998                   1999
                                        --------       -----------------------
                                        Millions       Millions       Millions
                                         of Yen         of Yen         of US$
                                         ------         ------         ------
OPERATING REVENUES                     6,322,344      6,137,003        51,141

OPERATING EXPENSES                     5,913,700      5,893,171        49,109

OPERATING INCOME                         408,643        243,831         2,031

NON-OPERATING REVENUES                    94,773        112,897           940

NON-OPERATING EXPENSES                   146,800        119,359           994

RECURRING PROFIT                         356,616        237,368         1,978

EXTRAORDINARY PROFIT                          --        823,929         6,866

EXTRAORDINARY LOSSES                      64,679        175,587         1,463

INCOME BEFORE TAXES                      291,936        885,711         7,380

CORPORATION AND INHABITANT TAXES         115,300             --            --

INCOME TAXES                                  --        499,500         4,162

NET INCOME                               176,636        386,211         3,218
                                         -------        -------         -----

PER SHARE DATA (in exact)                 of Yen         of Yen        of US$
                                          ------         ------        ------

NET INCOME                                11,100         24,271           202

CASH DIVIDEND                              5,000         10,000            83

Note: Yen amounts have been translated, for convenience only at Y120=US$1.00, the appropriate exchange rate on March 31, 1999. Fractions are rounded down.

Attachment 3

         Proposal of Appropriation of Unappropriated Retained Earnings
         -------------------------------------------------------------

                                                                                          (Millions of Yen)
  ------------------------------------------------------------------------------------------------------------
                                                      Fiscal Year                           Fiscal Year
                                                 Ended March 31, 1998                  Ended March 31, 1999
  ------------------------------------------------------------------------------------------------------------
   Unappropriated Retained Earnings                           221,072                              514,861
   for the Year

   Reversal of Special Depreciation                            12,007                               14,393
   Reserve

   Total                                                      233,080                              529,255

   Proposal of Appropriation:

      Legal Earned Reserve                                      3,998                               11,953

      Cash Dividends                                           39,779                              119,339
                                                    (Y2,500 per share)                   (Y7,500 per share)
                                                                                    (Cash Dividends Y2,500)
                                                                                 (Special Dividends Y5,000)

      Bonuses to Directors and                                    197                                  190
      Corporate Auditors

      (Portion to Corporate                                       (21)                                 (21)
        Auditors)

      Reserve for buy-back of shares                              ---                              120,000

      Special Depreciation Reserve                             16,696                                4,456

      Profits Brought Forward                                 172,408                              273,316
  ------------------------------------------------------------------------------------------------------------

Note: 1. An interim dividend of Y39,779 million (Y2,500 per share) was paid to shareholders on December 11, 1998.

       2. Reserves for buy-back of shares is for both acquisition of own stock through profit allocation and retirement of stock.

       3. Reversal and provision of the special depreciation reserve are in accordance with the Special Taxation Measures Law.

Attachment 4


            Business Results (Non-consolidated Operating Revenues)
            ------------------------------------------------------

                   (Based on Japanese Accounting Principles)

                                                                      (Millions of Yen)
---------------------------------------------------------------------------------------

          Service                  Fiscal Year Ended   Fiscal Year Ended    Increase
                                     March 31, 1998      March 31, 1999    (Decrease)
---------------------------------------------------------------------------------------
 Voice Transmission Services            4,867,802           4,599,272       (268,529)
   Major Items:
   ISDN Services                          411,568             596,051        184,483
 Data Transmission Services                82,911             111,669         28,758
 Leased Circuit Services                  605,761             640,020         34,259
 Telegram Services                         90,781              84,423         (6,358)
 Other Services                           314,828             313,017         (1,810)
 Telecommunications                     5,962,085           5,748,404       (213,680)
 Total Revenues

---------------------------------------------------------------------------------------

 Related Business                         360,258             388,699         28,340
 Total Revenues

---------------------------------------------------------------------------------------

 Total Operating Revenues               6,322,344           6,137,003       (185,340)

---------------------------------------------------------------------------------------


Note: Fractions are rounded down.

Attachment 5


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                          CONSOLIDATED BALANCE SHEET
                          --------------------------
                   (Based on Japanese Accounting Principles)

                                                  March 31, 1998                March 31, 1999
                                                  --------------                --------------
                                                      Millions            Millions         Millions
                                                       of Yen              of Yen           of US$
                                                       ------              ------           ------
ASSETS
------

FIXED ASSETS                                          12,751,322          13,703,898        114,199
CURRENT ASSETS                                         2,371,958           3,708,290         30,902

TOTAL ASSETS                                          15,123,280          17,412,188        145,101
                                                      ==========          ==========     ==========

LIABILITIES
-----------

LONG-TERM LIABILITIES:
  Long-term debt                                       4,671,113           4,511,390         37,594
  Liability for employees' severance payments          2,197,699           2,193,662         18,280
  Other                                                  180,878             233,103          1,942
 Total long-term liabilities                           7,049,592           6,938,155         57,817
                                                      ----------          ----------     ----------

CURRENT LIABILITIES:
  Current portion of long-term debt                      811,781             854,242          7,118
  Accounts payable, trade                                635,523             875,987          7,299
  Short-term borrowings                                  341,995             232,159          1,934
  Accrued taxes on income                                192,553             492,775          4,106
  Other                                                1,173,748           1,054,407          8,786
 Total current liabilities                             3,155,601           3,509,572         29,246
                                                      ----------          ----------     ----------

TOTAL LIABILITIES                                     10,205,193          10,447,728         87,064
                                                      ----------          ----------     ----------

MINORITY INTEREST IN CONSOLIDATED
SUBSIDIARIES                                             118,826             750,538          6,254

SHAREHOLDERS' EQUITY
--------------------

  Common stock                                           795,600             795,600          6,630
  Additional paid-in capital                           2,530,476           2,530,476         21,087
  Legal reserve                                           99,477                  --             --
  Retained earnings                                    1,373,748           2,888,757         24,072
  Treasury stock                                             (42)               (911)            (7)

TOTAL SHAREHOLDERS' EQUITY                             4,799,260           6,213,922         51,782
                                                      ----------          ----------     ----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                  15,123,280          17,412,188        145,101
                                                      ==========          ==========     ==========

Note: Yen amounts have been translated, for convenience only, at 120 (Yen)= US
      $1.00, the approximate exchange rate on March 31, 1999. Fractions are rounded down. Pursuant to an amendment of the Regulations Concerning Terminology, Forms and Preparation Method of Consolidated Financial Statements, minority interest is shown independently between liabilities and assets for the fiscal year ended March 31, 1999 and, accordingly, the same has been done for the fiscal year ended March 31, 1998. Pursuant to an amendment of the Regulations Concerning Terminology, Forms and Preparation Method of Consolidated Financial Statements, "Legal reserve" as of March 31, 1999 has been reclassified and included in "Retained earnings."

Attachment 6



                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                   (Based on Japanese Accounting Principles)

                                                            Fiscal Year Ended March 31
                                                    ------------------------------------------
                                                         1998                         1999
                                                    -------------        ------------------------------
                                                      Millions              Millions          Millions
                                                       of Yen                of Yen            of US$
                                                       ------                ------            ------
OPERATING REVENUES                                  9,450,013             9,729,673            81,080

OPERATING EXPENSES                                  8,643,605             8,859,402            73,828

OPERATING INCOME                                      806,408               870,270             7,252

NON-OPERATING REVENUES                                 63,036                69,743               581

NON-OPERATING EXPENSES                                268,863               291,376             2,428

RECURRING PROFIT                                      600,582               648,638             5,405

EXTRAORDINARY PROFIT                                      ---               785,420             6,545

EXTRAORDINARY LOSS                                        ---               132,450             1,103

INCOME BEFORE TAXES                                   600,582             1,301,607            10,846

CORPORATION AND                                       285,027                   ---               ---
INHABITANT TAXES

CORPORATION, INHABITANT                                   ---               659,112             5,492
AND ENTERPRISE TAXES

MINORITY INTEREST IN CONSOLIDATED                      25,691                39,804               331
SUBSIDIARIES

NET INCOME                                            289,863               602,690             5,022
                                                      -------               -------             -----

Note: Yen amounts have been translated, for convenience only, at 120 (Yen) =
      US$1.00, the approximate exchange rate on March 31, 1999. Fractions are rounded down. Pursuant to an amendment of the Regulations Concerning Terminology, Forms and Preparation Method of Consolidated Financial Statements, enterprise tax has been reclassified and included in "Corporation Inhabitant and Enterprise Tax."

Attachment 7


                         NTT's New Board of Directors
                         ----------------------------
                      (subject to shareholders' approval)


Chairman
Shigeo Sawada

President
Jun-ichiro Miyazu

Senior Executive Vice Presidents
Norio Wada
Yusuke Tachibana

Executive Vice President
Toshiyuki Mineshima

Senior Vice Presidents
Kunihiro Kato            Kanji Koide         Shigehiko Suzuki
Hiromi Wasai             Toyohiko Takabe     Takashi Imai
Yotaro Kobayashi

Corporate Auditors
Tadashi Yamamoto         Keisuke Sada        Makoto Yoshida
Hideaki Toda

 Note: The first four members of this list are nominated for positions with representative authority.

Attachment 8

Shares and Shareholders

1.  Classification by Holders

------------------------------------------------------------------------------------------------------------------------------------
                                                      Details
      ------------------------------------------------------------------------------------------------------------------------------
                  Government       Financial       Securities       Other             Foreign           Domestic     Total   Odd-lot
                  and public     Institutions       Firms         Domestic         Corporations       Individuals            Shares
                   bodies                                       Corporations    (Individuals, etc.)      etc.
------------------------------------------------------------------------------------------------------------------------------------
 Total Holders                                                                        1,195
                          4           754               152      15,511                 (81)          1,366,125   1,383,741
------------------------------------------------------------------------------------------------------------------------------------
 Total                                                                            1,662,449
 Shares           9,419,393     1,642,913            27,008     364,707                (325)          2,749,472  15,885,942  46,058
  ----------------------------------------------------------------------------------------------------------------------------------
       %                  %                                                           10.48
                      59.37         10.35              0.17        2.50               (0.00)              17.35         100
------------------------------------------------------------------------------------------------------------------------------------

 1. "Other Domestic Corporations" includes 2,350 shares under the name of Japan Securities Depository Center and "Odd-lot Shares" includes 0.72 shares also under the name of Japan Securities Depository Center.

 2. "Domestic Individuals, etc." includes 134 shares of treasury stock and "Odd-lot Shares" includes 0.14 shares of treasury stock. The actual number of treasury stocks at the end of March 31, 1999 was 117.14.

 3.  The number of shareholders who own only odd-lot shares is 184,676.

 2. Classification by Number of Shares

------------------------------------------------------------------------------------------------------------------------------------
                                                      Details
      ------------------------------------------------------------------------------------------------------------------------------
                   At Least      At Least 500      At Least 100        At Least 50         At Least 10     At Least 5     At Least 1
                    1,000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
 Number of
 Holders             341              166              1,265              1,342               25,626        62,349       1,292,652
  ----------------------------------------------------------------------------------------------------------------------------------
       %
                    0.02             0.01               0.09               0.10                 1.85          4.51           93.42
------------------------------------------------------------------------------------------------------------------------------------
 Total
 Shares       12,797.694          113,686            245,529             86,277              994,285       372,137       1,852,334
  ----------------------------------------------------------------------------------------------------------------------------------
       %
                   80.66             0.72               1.57               0.54                 2.49          2.35           11.67
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                      Details
      ------------------------------------------------------------------------------------------------------------------------------
                                     Odd-lot
                    Total            Shares
------------------------------------------------------------------------------------------------------------------------------------
 Number of
 Holders          1,383,741
  ----------------------------------------------------------------------------------------------------------------------------------
       %                100
------------------------------------------------------------------------------------------------------------------------------------
 Total
 Shares          15,865,942           46,058
  ----------------------------------------------------------------------------------------------------------------------------------
       %                100
------------------------------------------------------------------------------------------------------------------------------------

 1. "At Least 1,000" includes 2,350 shares under the name of Japan Securities Depository Center "Odd-lot Shares" includes 0.72 shares under the name of Japan Securities Depository Center.

 2. "At Least 100" includes 134 shares of treasury stock and "Odd-lot Shares" includes 0.14 shares of treasury stock.

 3. Principal Shareholders

------------------------------------------------------------------------------------------------------------------------------------
                    Name                               Share Holdings                               Percent of Total Shares Issued
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                                  %
 Minister of Finance                                    9,419,339.24                                                    59.20
 The State Street Bank and Trust Company                  206,523.00                                                     1.30
 The Sumitomo Trust & Banking Co., Ltd.                   171,730.00                                                     1.08
 NTT Employee Share-Holding Association                   151,184.22                                                     0.95
 The Mitsubishi Trust and Banking Corporation             121,105.00                                                     0.76
 Boston Safe Deposit BSDT Treaty Clients                  102,439.00                                                     0.64
 Omnibus
 The Chase Manhattan Bank, N.A. London                     99,751.00                                                     0.63
 Morgan Stanley Trust Company-Taxable                      92,943.00                                                     0.58
 Client Account
 Nippon Life Insurance Company                             85,717.68                                                     0.54
 The Chuo Trust & Banking Co., Ltd.                        80,862.00                                                     0.51
------------------------------------------------------------------------------------------------------------------------------------
                    Total                              10,531,594.14                                                    66.19
------------------------------------------------------------------------------------------------------------------------------------